June 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (847)653-7890

Daniel C. Stevens
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018

Re:	Taylor Capital Group, Inc.
	Form 10-K filed March 10, 2005
	File No. 0-50034

Dear Mr. Stevens:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended  December 31, 2004

Financial Statements for the Year ended December 31, 2004

Note 10. Income Taxes, page 80

	You state the Company did not recognize any income tax benefit in the financial statements regarding the litigation settlement charge of $62 million and certain legal defense charges recorded in
2002. Considering your responses regarding this issue in your letter dated April 28, 2003 related to the 2002 Form 10-K, please tell us, and disclose in the income tax footnote or in MD&A in future filings, the following information:

* State the portion of the settlement charges that were deducted in the 2002 income tax return filed in 2003 and the basis for determining the amount that was deducted. We note your response to
Comment 3 in the letter dated April 28, 2003 states that, based on your conversations with legal counsel you estimate that less than half of the litigation settlement payment will be deductible as business expenses.

* Explain the general accounting assumptions used under SFAS 109 and
SFAS 5 for not recording the deferred tax asset for the income tax benefit related to the settlement charges.

* Describe what factors you consider to determine if it is probable that the position taken on the income tax return will be sustained by the taxing authorities. State any statutory limitations as to the maximum period of time available for the taxing authorities to challenge the deductions for these litigation settlement charges.

* State how you will account for the deferred tax assets upon expiration of these statutory limitations or when you determine it is otherwise probable that your tax position will be sustained by the taxing authorities. Consider in your response that you have not recorded a valuation allowance in 2002 to reverse for changes in judgment about the realizability of the related deferred tax asset as permitted by paragraph 26 of SFAS 109.


*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
??

??

??

??

Taylor Capital Group, Inc.
Daniel C. Stevens
Page 1 of 3